Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated December 2, 2024

5.543% Fixed-to-Floating Rate Senior Notes due 2031

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	5.543% Fixed-to-Floating Rate Senior Notes due 2031 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	December 2, 2024

Settlement Date**:	December 5, 2024 (T+3)

Final Maturity Date:	January 17, 2031

Aggregate Principal Amount:	$500,000,000

Gross Proceeds:	$500,000,000

Underwriting Discount:	0.450%

Net Proceeds to Ally before Estimated Expenses:	$497,750,000

Fixed Rate Period:	From, and including, December 5, 2024, to, but excluding, January 17, 2030.

Floating Rate Period:	From, and including, January 17, 2030, to, but excluding, the maturity date.

Coupon:

Fixed Rate Period: 5.543% per annum.

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the preliminary prospectus supplement, plus 173 basis points.

Issue Price:	100.000%

Benchmark Treasury:	4.125% due November 30, 2029

Benchmark Treasury Yield:	4.093%

Spread to Benchmark Treasury:	145 bps

Yield to Maturity:	5.543%

Interest Payment Dates:

Fixed Rate Period: Semi-annually, in arrears, on January 17 and July 17 of each year, beginning on January 17, 2025 (short first interest period), and ending on January 17, 2030.

Floating Rate Period: Quarterly, in arrears, on April 17, 2030, July 17, 2030, October 17, 2030, and at the maturity date.

Optional Redemption:

The Notes will be redeemable at Ally’s option, in whole or in part, at any time and from time to time, on or after June 3, 2025 (180 days from December 5, 2024) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to January 17, 2030 (the date that is one year prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on January 17, 2030 (the date that is one year prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, Ally may, at its option, redeem the Notes (i) in whole but not in part on January 17, 2030 (the date that is one year prior to the maturity date) or (ii) in whole or in part, at any time and from time to time, on or after December 18, 2030 (the date that is 30 days prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Business Days:	New York

Concurrent Subordinated Notes Offering:	In a concurrent registered offering (the “Concurrent Subordinated Notes Offering”), Ally is offering $500,000,000 aggregate principal amount of 6.646% Fixed-Rate Reset Subordinated Notes due 2040 (the “New Subordinated Notes”). The New Subordinated Notes are being offered pursuant to a separate prospectus supplement. The closing of this offering is not conditioned on the closing of the Concurrent Subordinated Notes Offering, and the closing of the Concurrent Subordinated Notes Offering is not conditioned on the closing of this offering. Ally may sell the Notes or the New Subordinated Notes, or both.

CUSIP/ISIN Numbers:	CUSIP: 02005N BW9 ISIN: US02005NBW92

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Lloyds Securities Inc. SMBC Nikko Securities America, Inc. AmeriVet Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Telsey Advisory Group LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes prior to one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.